EXHIBIT 99.1

Galapagos Announces Board Decision to Initiate Wind-Down of Cell Therapy Activities

Mechelen, Belgium; January 5, 2026, 22:01 CET; Galapagos NV (Euronext & NASDAQ: GLPG) today announced that the works council consultation process regarding the wind-down of cell therapy activities has been completed and its Board of Directors has decided to initiate the wind-down of the Company’s cell therapy activities.

On October 21, 2025, Galapagos announced its intention to wind down its cell therapy activities following a comprehensive strategic review and sale process, including an exploration of potential divestment options. This decision was subject to the conclusion of consultations with works councils in Belgium and the Netherlands, which have now been completed.

“We have now concluded the works council consultation process regarding our intention to wind down the Company’s cell therapy activities. We thank our dedicated colleagues for their commitment during this time of uncertainty as we now turn to executing the wind-down,” said Henry Gosebruch, CEO of Galapagos. “As we move forward, we will seek to continue the evolution of Galapagos through transformative business development.”

The wind-down will impact approximately 365 employees across Europe, the U.S. and China, and will result in the closure of the sites in Leiden (the Netherlands), Basel (Switzerland), Princeton and Pittsburgh (U.S.), and Shanghai (China).

Following completion of the wind-down of the cell therapy activities, the remaining Galapagos organization will be repositioned for long-term growth through transformational business development. Galapagos will maintain a dedicated presence at its headquarters in Mechelen, Belgium, as well as at its hubs in Chicago and San Francisco in the U.S. The Company’s non-cell therapy activities, including the TYK2 program GLPG3667, will continue to be managed by Galapagos. As previously indicated, Galapagos will evaluate all strategic alternatives for GLPG3667, including resumption of its partnering process, to accelerate further development in dermatomyositis and potentially other severe auto-immune indications.

As of December 31, 2025, Galapagos had approximately €3.0 billion in cash and cash equivalents, and financial investments. The Company will provide an update regarding the estimated timeline and potential costs associated with the wind-down, which are anticipated to be in a similar range as previously provided, as well as forward looking financial guidance in conjunction with its full year 2025 earnings release and conference call on February 23, 2026 and February 24, 2026, respectively.

For further information, contact Galapagos:
Investor Relations
Glenn Schulman

+1 412 522 6239
ir@glpg.com

Corporate Communications
Marieke Vermeersch
+32 479 490 603

media@glpg.com

Visit us at www.glpg.com or follow us on LinkedIn or X.

Forward-looking statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than present and historical facts and conditions contained in this press release are forward-looking statements that involve substantial risks and uncertainties. When used in this press release, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about our intention to wind down our cell therapy business as part of our ongoing transformation, business strategy, plans and our objectives for future operations. These forward-looking statements are based on management’s current expectations, are neither promises nor guarantees, and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements. Such risks include but are not limited to the following: our ability to successfully implement the winding down of our cell therapy business within the expected timeframe or at all, or if implemented, will achieve its anticipated economic benefits; our ability to identify suitable buyers or investors; our ability to successfully pursue new transformational business development transactions; potential litigation associated with the winding down; negative impact of this press release on our stock price, employee retention, business relationships and business generally; the outcome of the consultations with works councils in Belgium and the Netherlands; changes to our capital allocation strategies; our ability to advance product candidates into, and successfully complete, clinical trials; the initiation, timing, progress and results of our preclinical studies and clinical trials and our research and development programs; our ability to identify product candidates that have commercial success and/or are profitable; the timing or likelihood of regulatory filings and approvals; differing interpretations and assessments by regulatory authorities on our clinical trial data; the risk that interim or preliminary data that we report differ from actual final results; risks related to conducting global clinical trials, including the possibility of differing perspectives and requirements by local regulatory authorities; new or changing government regulations; uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as the possibility of unfavorable new clinical data and further analyses of existing clinical data; clinical failure at any stage of clinical development; uncertainty inherent to patient enrollment and enrollment rate; our ability to use and expand our drug discovery efforts; competition; side effects caused by our product candidates; delays in obtaining regulatory approval of manufacturing processes and facilities or disruptions in manufacturing processes; the rate and degree of market acceptance of our product candidates if approved by regulatory authorities; our ability to develop sales and marketing capabilities; risks related to the commercialization of our product candidates, if approved; the pricing and reimbursement of our product candidates, if approved; our ability to implement our business model, strategic plans for our business, product candidates and technology; the scope of protection we are able to establish and maintain for intellectual property rights covering  our product candidates and technology; our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights and proprietary technology of third parties; regulatory developments in the United States, Europe and other jurisdictions; our ability to enter into strategic arrangements and strategic collaboration agreements; our ability to maintain and establish collaborations or obtain additional grant funding; our ability to attract and retain qualified employees and key personnel; and other factors described under the headings “Special Note Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in our latest Annual Report on Form 20-F and other periodic filings with the U.S. Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.